www.excellonresources.com

EXCELLON ANNOUNCES 2018 PRODUCTION RESULTS

Toronto, Ontario – January 15, 2019 – Excellon Resources Inc. (TSX:EXN and OTC:EXLLF) (“Excellon” or the “Company”) is pleased to announce fourth quarter and annual 2018 production results from the Platosa Mine in Durango, Mexico.

Highlights

●	2018 Production (compared to 2017)

o	Silver equivalent (“AgEq”) production increased 27% to 1.9 million oz (2017– 1.5 million AgEq oz)
o	Silver production increased 28% to 917,714 oz (2017 – 718,460 oz)
o	Lead production increased 31% to 5.5 million lb (2017 – 4.2 million lb)
o	Zinc production increased 30% to 7.9 million lb (2017 – 6.1 million lb)

●	Q4 2018 Production (compared to Q4 2017)

o	AgEq production increased 7% to 509,043 oz (Q4 2017 – 475,007 AgEq oz)
o	Silver production increased 23% to 274,324 oz (Q4 2017 – 223,349 oz)
o	Lead production increased 25% to 1.5 million lb (Q4 2017 – 1.2 million lb)
o	Zinc production decreased 5% to 1.8 million lb (Q4 2017 – 1.9 million lb)

“We realized strong improvements in production in Q4 over Q3 2018, though December scheduling and lower base metal prices impacted silver equivalent production,” stated Brendan Cahill, President and CEO. “Overall, 2018 was a strong year, with record tonnage processed at our Miguel Auza facility and Platosa optimization efforts continuing to pay off. We continue to identify and pursue opportunities to increase metal production and remain focused on increasing daily tonnage while maintaining improved ore grades.”

Production Results

	Q4 2018	Q4 2017	2018	2017
Tonnes Mined	16,570	16,114	57,475	57,165
Ore processed (t)	16,132	15,203	56,874	54,425
Historical stockpile processed (t)	5,209	2,775	24,130	9,316
Tonnes Milled	21,341	17,978	81,004	63,742
Ore grades
Silver (g/t)	556	467	488	429
Lead (%)	4.90	4.19	4.87	4.12
Zinc (%)	6.07	6.49	6.90	5.92
Historical stockpile grades
Silver (g/t)	152	191	163	181
Lead (%)	1.49	1.72	1.55	1.55
Zinc (%)	1.57	2.09	1.95	1.69
Blended head grades
Silver (g/t)	458	424	391	393
Lead (%)	4.07	3.81	3.88	3.75
Zinc (%)	4.97	5.81	5.42	5.30

	Q4 2018	Q4 2017	2018	2017
Recoveries
Silver (%)	89.7	90.3	89.2	89.3
Lead (%)	81.2	80.0	79.4	80.9
Zinc (%)	79.4	82.2	80.8	81.4
Metal Production*
Silver (oz)	274,324	223,349	917,714	718,460
Lead (lb)	1,498,851	1,198,286	5,446,218	4,241,225
Zinc (lb)	1,824,406	1,897,894	7,894,186	6,059,922
AgEq (oz)**	509,043	475,007	1,929,092	1,470,650
Average Realized Prices
Silver	$14.74	$16.32	$15.62	$16.89
Lead	$0.89	$1.14	$1.01	$1.08
Zinc	$1.17	$1.45	$1.34	$1.34

* Subject to adjustment following settlement with concentrate purchaser.

** AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of concentrates.

Production during Q4 2018 improved over Q3 2018 and Q4 2017 as multiple ore faces were accessed in the Rodilla, 623, Guadalupe South and Pierna mantos with higher grades and recoveries realized. With ongoing access to multiple ore faces, production is expected to improve further as development progresses toward the next production horizon in level 924.

The Company expects to release fourth quarter financial results at market open on March 20, 2019.

Qualified Persons

Denis Flood, P. Eng., Vice President Technical Services, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information relating to production results contained in this press release.

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit (CRD) mineralization on the 21,000 hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000 hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects in the Americas.

Additional details on the La Platosa Mine and the rest of Excellon’s exploration properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & CEO or

Nisha Hasan, Vice President Investor Relations

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.